Exhibit V

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of earnings to fixed charges for each of the preceding five fiscal years:(1)

	For the years ended December 31,
	2006	2005	2004	2003	2002
Earnings
Net income (loss)	$61,063	$64,990	$60,083	$9,489	$76
Add: Fixed charges	3,316	2,093	2,470	1,848	2,001
	64,379	67,083	62,553	11,337	2,077
Less: Interest capitalized	133	122	339	91	—
Total Earnings	$64,246	$66,961	$62,214	$11,246	$2,077

Fixed Charges
Interest expensed and capitalized	3,188	1,503	2,382	1,775	1,940
Amortization and write-off of capitalized expenses relating to indebtedness	$128	590	88	73	61
Total Fixed Charges	3,316	$2,093	$2,470	$1,848	$2,001

Ratio of Earnings to Fixed Charges	19.4x	32.0x	25.2x	6.1x	1.0x

(1) We have not issued any preferred stock.

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income available to common stockholders plus interest expensed and any amortization and write-off of capitalized expenses relating to indebtedness. Fixed charges consist of interest expensed and capitalized, interest portion of rental expense and amortization and write-off of capitalized expenses relating to indebtedness.